UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Sun Healthcare Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

866933401

(CUSIP Number)

Michael J. Foster

RFE Management Corp.

36 Grove Street

New Canaan, CT 06840

(203) 966-2800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Charles J. Downey III, Esq.

Finn Dixon & Herling LLP

177 Broad Street, 15th Floor

Stamford, CT 06901

(203) 325-5000

May 31, 2007

(Date of Event which Requires Filing of this Statement)

CUSIP No.  866933401

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 866933401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RFE Investment Partners V, L.P. 06-1408380

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO - Share exchange in connection with a merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 427,148

	8.	Shared Voting Power 358

	9.	Sole Dispositive Power 213,574

	10.	Shared Dispositive Power 358

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 427,506

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 866933401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RFE VI SBIC, L.P. 06-1516774

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO - Share exchange in connection with a merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 428,807

	8.	Shared Voting Power 358

	9.	Sole Dispositive Power 214,404

	10.	Shared Dispositive Power 358

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 429,165

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 866933401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RFE Associates V, L.P. 06-1408390

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO - Share exchange in connection with a merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 427,506

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 213,932

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 427,506

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 866933401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RFE Associates VI SBIC, LLC 06-1516773

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO - Share exchange in connection with a merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 429,165

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 214,762

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 429,165

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.0%

14.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 866933401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RFE Investment Partners VI, L.P. 06-1516771

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO - Share exchange in connection with a merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 429,165

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 214,762

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 429,165

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 866933401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RFE Associates VI, LLC 06-1516769

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO - Share exchange in connection with a merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 429,165

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 214,762

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 429,165

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.0%

14.	Type of Reporting Person (See Instructions) OO - LLC

CUSIP No. 866933401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RFE Management Corp. 22-2465998

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO - Share exchange in connection with a merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 856,671

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 428,694

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 856,671

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 866933401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael J. Foster

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO - Share exchange in connection with a merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 856,671

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 428,694

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 856,671

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 866933401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James A. Parsons

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO - Share exchange in connection with a merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 856,671

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 428,694

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 856,671

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 866933401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Howard C. Landis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO - Share exchange in connection with a merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 856,671

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 428,694

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 856,671

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.  866933401

Statement on Schedule 13D

This Amendment No. 4 to Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of Sun Healthcare Group, Inc., a Delaware corporation (the “Company”).  This Amendment No. 4 to Schedule 13D is being filed on behalf of the Reporting Persons (as defined below) and amends and supplements the Schedule 13D originally filed by the Reporting Persons on December 13, 2005, as heretofore amended. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D.

As a result of recent sales of Common Stock of the Company, the Reporting Persons’ interest in the Company’s Common Stock has been reduced below 5% of the outstanding shares of the Company. Accordingly, this is the final Schedule 13D amendment to be filed by the Reporting Persons.

ITEM 5.                     INTEREST IN SECURITIES OF THE ISSUER.

The first sentence of Items 5(a) and (b) is hereby amended and restated in its entirety as follows:

(a) and (b)              The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 42,929,420 shares of Common Stock outstanding, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007.  Amounts reported as being beneficially owned by the Reporting Persons include a portion of 1,432 restricted stock units held by Michael J. Foster on behalf of RFE Investment Partners V and a portion of 1,433 restricted stock units held by Michael J. Foster on behalf of RFE VI SBIC.  Such restricted stock units were granted on December 9, 2005 and vest in 25% installments on each of December 9, 2006, 2007, 2008 and 2009 (the 25% vested portion of each restricted stock unit, or 358 shares, is reflected in this Schedule 13D as being beneficially owned as of the date hereof).

Item 5(c) is hereby supplemented as follows:

(c)           During the sixty (60) days preceding July 3, 2007, the following transactions in the Common Stock have been effected by the Reporting Persons.

Date	Reporting Person	No. Shares	Price	Nature of Transaction
5/18/07	RFE Investment Partners V	50,000	$14.23	Sale by Broker under Rule 10b5-1 Plan
5/18/07	RFE VI SBIC	50,000	$14.23	Sale by Broker under Rule 10b5-1 Plan
5/21/07	RFE Investment Partners V	73,350	$14.5141	Sale by Broker under Rule 10b5-1 Plan
5/21/07	RFE VI SBIC	73,350	$14.5141	Sale by Broker under Rule 10b5-1 Plan
5/22/07	RFE Investment Partners V	79,500	$14.1411	Sale by Broker under Rule 10b5-1 Plan
5/22/07	RFE VI SBIC	79,500	$14.1411	Sale by Broker under Rule 10b5-1 Plan
5/23/07	RFE Investment Partners V	60,250	$14.1958	Sale by Broker under Rule 10b5-1 Plan
5/23/07	RFE VI SBIC	60,250	$14.1958	Sale by Broker under Rule 10b5-1 Plan

CUSIP No.  866933401

5/24/07	RFE Investment Partners V	68,300	$14.2327	Sale by Broker under Rule 10b5-1 Plan
5/24/07	RFE VI SBIC	68,300	$14.2327	Sale by Broker under Rule 10b5-1 Plan
5/25/07	RFE Investment Partners V	52,250	$14.2317	Sale by Broker under Rule 10b5-1 Plan
5/25/07	RFE VI SBIC	52,250	$14.2317	Sale by Broker under Rule 10b5-1 Plan
5/29/07	RFE Investment Partners V	200,000	$14.3422	Sale by Broker under Rule 10b5-1 Plan
5/29/07	RFE VI SBIC	200,000	$14.3422	Sale by Broker under Rule 10b5-1 Plan
5/30/07	RFE Investment Partners V	57,500	$14.4214	Sale by Broker under Rule 10b5-1 Plan
5/30/07	RFE VI SBIC	57,500	$14.4214	Sale by Broker under Rule 10b5-1 Plan
5/31/07	RFE Investment Partners V	91,670	$14.4432	Sale by Broker under Rule 10b5-1 Plan
5/31/07	RFE VI SBIC	91,670	$14.4432	Sale by Broker under Rule 10b5-1 Plan
6/01/07	RFE Investment Partners V	12,463	$14.3410	Sale by Broker under Rule 10b5-1 Plan
6/01/07	RFE VI SBIC	12,463	$14.3410	Sale by Broker under Rule 10b5-1 Plan
6/04/07	RFE Investment Partners V	72,600	$14.2234	Sale by Broker under Rule 10b5-1 Plan
6/04/07	RFE VI SBIC	72,600	$14.2234	Sale by Broker under Rule 10b5-1 Plan
6/05/07	RFE Investment Partners V	12,500	$13.95	Sale by Broker under Rule 10b5-1 Plan
6/05/07	RFE VI SBIC	12,500	$13.95	Sale by Broker under Rule 10b5-1 Plan
6/06/07	RFE Investment Partners V	19,250	$13.8246	Sale by Broker under Rule 10b5-1 Plan
6/06/07	RFE VI SBIC	19,250	$13.8246	Sale by Broker under Rule 10b5-1 Plan
6/07/07	RFE Investment Partners V	30,000	$14.0065	Sale by Broker under Rule 10b5-1 Plan
6/07/07	RFE VI SBIC	30,000	$14.0065	Sale by Broker under Rule 10b5-1 Plan
6/08/07	RFE Investment Partners V	7,250	$13.8506	Sale by Broker under Rule 10b5-1 Plan
6/08/07	RFE VI SBIC	7,250	$13.8506	Sale by Broker under Rule 10b5-1 Plan
6/12/07	RFE Investment Partners V	53,250	$13.4307	Sale by Broker under Rule 10b5-1 Plan
6/12/07	RFE VI SBIC	53,250	$13.4307	Sale by Broker under Rule 10b5-1 Plan
6/13/07	RFE Investment Partners V	37,500	$13.4453	Sale by Broker under Rule 10b5-1 Plan

CUSIP No.  866933401

6/13/07	RFE VI SBIC	37,500	$13.4453	Sale by Broker under Rule 10b5-1 Plan
6/14/07	RFE Investment Partners V	100,000	$13.5169	Sale by Broker under Rule 10b5-1 Plan
6/14/07	RFE VI SBIC	100,000	$13.5169	Sale by Broker under Rule 10b5-1 Plan
6/15/07	RFE Investment Partners V	75,000	$13.8032	Sale by Broker under Rule 10b5-1 Plan
6/15/07	RFE VI SBIC	75,000	$13.8032	Sale by Broker under Rule 10b5-1 Plan
6/18/07	RFE Investment Partners V	50,000	$13.95	Sale by Broker under Rule 10b5-1 Plan
6/18/07	RFE VI SBIC	50,000	$13.95	Sale by Broker under Rule 10b5-1 Plan
6/20/07	RFE Investment Partners V	75,000	$13.85	Sale by Broker under Rule 10b5-1 Plan
6/20/07	RFE VI SBIC	75,000	$13.85	Sale by Broker under Rule 10b5-1 Plan
6/25/07	RFE Investment Partners V	10,000	$14.1653	Sale by Broker under Rule 10b5-1 Plan
6/25/07	RFE VI SBIC	10,000	$14.1653	Sale by Broker under Rule 10b5-1 Plan
6/27/07	RFE Investment Partners V	142,000	$14.2542	Sale by Broker under Rule 10b5-1 Plan
6/27/07	RFE VI SBIC	142,000	$14.2542	Sale by Broker under Rule 10b5-1 Plan
6/28/07	RFE Investment Partners V	115,376	$14.4972	Sale by Broker under Rule 10b5-1 Plan
6/28/07	RFE VI SBIC	115,376	$14.4972	Sale by Broker under Rule 10b5-1 Plan
6/28/07	RFE VI SBIC	9,911	$14.6005	Sale by Broker under Rule 10b5-1 Plan

ITEM 7.                     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Agreement of Reporting Persons, dated December 9, 2005, among the Reporting Persons (previously filed).

Exhibit B	Power of Attorney (previously filed).

Exhibit C

Stockholders Agreement, dated as of May 16, 2005, Amendment No. 1 to the Stockholders’ Agreement, dated as of July 7, 2005, and Amendment No. 2 to the Stockholders’ Agreement, dated as of September 16, 2005, each by and among the Company and the stockholders named therein (filed as Appendix C to the Company’s Proxy Statement filed with the Commission on September 22, 2005, and incorporated herein by reference).

Exhibit D	Registration Rights Agreement, dated as of May 16, 2005 and Amendment No. 1 to the Registration Rights Agreement, dated as of July 7, 2005, each by and among the

CUSIP NO. 866933401

Company and the stockholders named therein (filed as Appendix D to the Company’s Proxy Statement filed with the Commission on September 22, 2005, and incorporated herein by reference).

Exhibit E

Form of Rule 10b5-1 Plan between each of RFE Investment Partners V and RFE VI SBIC and Jefferies & Company, Inc. (Exhibits thereto to be furnished to the Securities and Exchange Commission upon request) (previously filed).

Exhibit F	Forms of amendment to each Rule 10b5-1 Plan (previously filed).

Exhibit G

Agreement, dated as of January 17, 2007, by and between the Company, DFW Capital Partners, L.P., Steelhead Investments Ltd. and, for purposes of Sections 3 and 4 of the Agreement only, RFE Investment Partners V and RFE VI SBIC (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated January 15, 2007 and incorporated herein by reference).

Exhibit H	Agreement dated as of May 9, 2007, by and between the Company and RFE Investment Partners V and RFE VI SBIC (previously filed).

Exhibit I	Forms of Amendment No. 2 to each Rule 10b5-1 Plan (Exhibits thereto to be furnished to the Securities and Exchange Commission upon request) (previously filed).

CUSIP NO. 866933401

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 3, 2007

Entities:

RFE Investment Partners V, L.P.

RFE VI SBIC, L.P.

RFE Associates V, L.P.

RFE Associates VI SBIC, LLC

RFE Investment Partners VI, L.P.

RFE Associates VI, LLC

RFE Management Corp.

By:	/s/ James A. Parsons
James A. Parsons, as
General Partner or
Managing Member or as
Attorney-in-fact for the
above-listed entities

Individuals:

Michael J. Foster

James A. Parsons

Howard C. Landis

By:	/s/ James A. Parsons
James A. Parsons,
Individually and as
Attorney-in-fact for the
above-listed individuals

CUSIP NO. 866933401

INDEX TO EXHIBITS

Page

EXHIBIT A	Agreement of Reporting Persons, dated December 13, 2005, among the Reporting Persons (previously filed).

EXHIBIT B	Power of Attorney (previously filed).

EXHIBIT C

Stockholders Agreement, dated as of May 16, 2005, Amendment No. 1 to the Stockholders’ Agreement, dated as of July 7, 2005, and Amendment No. 2 to the Stockholders’ Agreement, dated as of September 16, 2005, each by and among the Company and the stockholders named therein (filed as Appendix C to the Company’s Proxy Statement filed with the Commission on September 22, 2005, and incorporated herein by reference).

EXHIBIT D

Registration Rights Agreement, dated as of May 16, 2005 and Amendment No. 1 to the Registration Rights Agreement, dated as of July 7, 2005, each by and among the Company and the stockholders named therein (filed as Appendix D to the Company’s Proxy Statement filed with the Commission on September 22, 2005, and incorporated herein by reference)

EXHIBIT E

Form of Rule 10b5-1 Plan between each of RFE Investment Partners V and RFE VI SBIC and Jefferies & Company, Inc. (Exhibits thereto to be furnished to the Securities and Exchange Commission upon request) (previously filed).

Exhibit F	Forms of amendment to each Rule 10b5-1 Plan (previously filed).

Exhibit G

Agreement, dated as of January 17, 2007, by and between the Company, DFW Capital Partners, L.P., Steelhead Investments Ltd. and, for purposes of Sections 3 and 4 of the Agreement only, RFE Investment Partners V and RFE VI SBIC (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated January 15, 2007 and incorporated herein by reference).

Exhibit H	Agreement dated as of May 9, 2007, by and between the Company and RFE Investment Partners V and RFE VI SBIC (previously filed).

Exhibit I	Forms of Amendment No. 2 to each Rule 10b5-1 Plan (Exhibits thereto to be furnished to the Securities and Exchange Commission upon request) (previously filed).